Exhibit 99.1

LATAM REPORTS HEALTHY LIQUIDITY AND STRONG REDUCTION OF UNIT COSTS DESPITE SHARP DOWNTURN IN PASSENGER DEMAND AT THE END OF QUARTER

Santiago, Chile, May 6, 2021 – LATAM Airlines Group S.A. (IPSA: LTM), announced today its consolidated financial results for the first quarter ending March 31, 2021. “LATAM” or “the Company” makes reference to the consolidated entity, which includes its passenger and cargo affiliated airlines in Latin America. All figures were prepared in accordance with International Financial Reporting Standards (IFRS), and are expressed in U.S. dollars. The Brazilian real / U.S. dollar average exchange rate for the quarter was BRL 5.47 per USD.

HIGHLIGHTS

●	Total revenues in the first quarter of 2021 amounted to US$913.2 million, a decrease of 61.2% from the same period in 2020. This decrease was driven by a 75.3% decline in passenger revenues resulting from a 61.5% decrease in capacity, measured in available seat kilometers (ASK), compared to 2020 (and a 64.1% decrease in capacity compared to the first quarter of 2019). This year-over-year decline in passenger revenues was partially offset by a 36.8% increase in cargo revenues in the first quarter 2021 compared with the same period of 2020.

●	Cargo continues to be a pillar of the group’s operations, and during the first quarter, cargo revenues increased by 36.8%, reaching US$345.2 million, despite the decline in total cargo capacity resulting from decreased belly capacity. Cargo capacity and traffic (measured in ATK and RTK, respectively) decreased 29.5% and 12.1% respectively compared to the same period in 2020, resulting in a 12.9 p.p. increase in the cargo load factor. Compared to 2019, the ATKs and RTKs decreased 30.2% and 18.6% respectively, resulting in a 9.3 p.p. increase in load factor. Cargo yield grew 55.6% year-over-year (+61.1% compared to 2019). As a result, revenues per ATK increased by 93.9% in comparison to the same quarter of the previous year and 88.1% versus 2019.

●	Total operating expenses decreased 43.8% during the quarter to US$1,268.9 million, reflecting a decrease in passenger operations due to the pandemic and the continued efforts LATAM has made to reduce and variabilize its fixed costs. This includes a 42.3% year-over-year reduction in wages and benefits expenses arising from a 32% reduction of the average headcount during the quarter compared to the same period in 2020. The impact of this headcount reduction stems from early retirements, unpaid leaves and layoffs that occurred predominantly during 2020. Additionally, while the reduction is not reflected in the income statement due to IFRS accounting standards, the variabilization of the group’s fixed fleet costs to usage-based payments for the majority of the fleet has resulted in reduced cash outflows.

●	During the first quarter, the group continued to see the operation levels being affected by the global conditions, travel restrictions and lower demand. Capacity for the quarter (measured in ASKs) averaged 35.9% of 2019 levels, though we saw a reversal of the upward trend late in the quarter due to worsening conditions in the local markets and increased travel restrictions, which resulted in operations (measured in ASKs) of 31.5% compared to March 2019 levels and an outlook of 25% for April.

●	As a result of the cost reduction and variabilization measures taken by the group, the unit cost for the quarter (measured in CASK ex-fuel) was 22.7% lower than the unit cost in the fourth quarter of 2020, even while LATAM operated 8.1% more ASKs in the first quarter of 2021 than in the fourth quarter of 2020. The cost reduction is explained mainly by reductions in maintenance expense and depreciation and amortization.

●	Operating loss amounted to US$355.7 million in the first quarter of 2021, while net result amounted to a US$430.9 million loss.

●	The group ended the quarter with approximately US$2.6 billion in liquidity composed of US$1.3 billion in cash and cash equivalents and US$1.3 billion in undrawn DIP facility amounts. The existing liquidity is furthered by the strict cash containment initiatives carried out by the company, cost reductions and significant variabilization of the fixed cost base.

●	The group launched its sustainability strategy on May 5, 2021, which is based on four pillars: environmental management, climate change, circular economy and shared value. Key goals outlined in the strategy include a carbon-neutral LATAM by 2050, zero waste to landfills by 2027 and the protection of iconic ecosystems in South America. One of the most important announcements was the first stage of a plan for conservation and reforestation actions in iconic ecosystems in the region with the guidance of The Nature Conservancy (TNC).

●	As part of the ongoing fleet negotiations and following the quarter close, LATAM announced the retirement of its A350 aircraft, in order to consolidate long-haul operations with a more unified wide body fleet and thus benefit from increased efficiencies.

MANAGEMENT COMMENTS FIRST QUARTER 2021

The beginning of 2021 has been filled with continued changes and challenges surrounding the development of the COVID-19 pandemic and the decreased capacity outlook for the group’s operations is a direct result of the current environment. After reaching a peak of approximately 41% of ASKs compared to 2019 in January 2021, the group now estimates an operation of 25% for April 2021, compared to 2019 levels. However, the flexible cost structure and operational agility of the group allows LATAM to continue to adapt to these unprecedented times and focus on advancements in its Chapter 11 proceedings and long-term strategy.

With regard to the ongoing Chapter 11 proceedings, during the quarter, the debtors received approval from the Court for the extension of the exclusivity period for presenting the Plan of Reorganization until June 30, 2021, thereby also extending the period for voting upon the plan until August 23, 2021. LATAM is currently working to emerge from Chapter 11 by the end of the year.

As LATAM continues in its Chapter 11 proceedings, it has made significant advances in terms of the fleet negotiations, a cornerstone of its reorganization. Since the initiation of LATAM’s Chapter 11 proceedings, the court has approved a total of 31 aircraft lease rejections, and recently LATAM announced the retirement of its A350 aircraft in an effort to simplify the widebody fleet comprised of Boeing 767, 777 and 787 models. This decision will allow LATAM to take advantage of the economies of scale related to a more homogenous wide body fleet, in addition to efficiencies related to reductions in spare parts and maintenance costs, among others. Furthermore, since the start of the reorganization process, 38 long-term agreements have been successfully negotiated with lessors and approved by the court.

Furthermore, on April 29, 2021, LATAM and Boeing entered into certain arrangements with respect to purchase agreements for certain B787 and B777 aircraft, whereby the parties agreed to terminate orders for four B787 and one B777F aircraft. As a result of the amendments, LATAM will maintain its purchase orders in respect of two B787-9 aircraft, with proposed delivery dates in December 2021. These arrangements contemplate that LATAM will have no further liability with regards to the terminated aircraft orders. All arrangements are subject to approval by the Bankruptcy Court.

The group has also continued to take advantage of this time of transformation to invest in the relationships with its key stakeholders, namely clients and the people of South America, and dedicate itself to being a positive contributor in the communities in which the group operates. We recently launched our new long-term sustainability strategy entitled “A Necessary Destination”, through which LATAM establishes several commitments, based on ongoing dialogues and collaborations, which will contribute to the conservation of ecosystems and the wellbeing of people in South America during the next 30 years. The strategy is based on four pillars (environmental management, climate change, circular economy and shared value) and will impact the diverse groups of stakeholders with which LATAM interacts, including passengers, employees, suppliers and local communities. Key goals within the strategy’s framework include a carbon-neutral LATAM by 2050, zero landfill waste by 2027 and the protection of iconic ecosystems in South America. One of the most important announcements was the first stage of a plan for conservation and reforestation actions in iconic ecosystems in the region with the guidance of The Nature Conservancy (TNC).

Finally, in spite of all of the operational challenges, the group noted record-high customer satisfaction levels of 56 points in March, measured by the Net Promoter Score (NPS) indicator, showing continued improvement from the previous highs reached at the end of 2020. Part of this increase in NPS is attributed to the group’s COVID-19 health measures, and in the same spirit, it is relevant to note that LATAM was recently recognized by APEX and Simpliflying for its health safety standards. It was awarded the Diamond category, which is the highest of its kind, and LATAM is the first Latin American airline group to meet this standard.

MANAGEMENT DISCUSSION AND ANALYSIS OF FIRST QUARTER 2021 RESULTS

Total revenues in the first quarter 2021 amounted to US$913.2 million, compared to US$2,352.3 million in first quarter 2020. The 61.2% decline resulted from an 75.3% decrease in passenger revenues and 17.7% decrease in other revenues, partially offset by a 36.8% increase in cargo revenues. Passenger and cargo revenues accounted for 54.4% and 37.8% of the quarter’s total operating revenues, respectively.

Passenger revenues decreased 75.3% during the quarter as a result of a year-over-year decrease of 68.9% in traffic (-72.0% versus 2019), measured in RPK, and a 20.6% yield decrease (-18.3% versus 2019). Load factor reached 65.5%, representing a decline of 15.6 p.p. compared with the same quarter last year and a decline of 18.7 p.p. compared to 2019. As a result, revenues per ASK (RASK) declined 35.9% compared to 2020 and 36.2% compared to 2019. The decline in passenger revenues is highly related to continued government-imposed lockdowns, travel restrictions and passengers’ reluctance to travel.

Cargo revenues increased by 36.8% in the quarter compared to the same period of 2020, reaching US$345.2 million, mainly driven by changes in the competitive environment due to the COVID-19 crisis and the contribution of our 11 freighters, which have increased their flight frequencies and destinations, in addition to cargo flights made by passenger aircraft. Freighter ATKs increased by 13% in the quarter compared to 2020 due to a utilization improvement, implemented in response to the COVID-19 pandemic. Compared to the first quarter of 2019, freighter ATKs increased 26%, in part due to fleet increase, as well as utilization improvement. Passenger flight ATKs still have not recovered, especially for the international segment, in which ATKs decreased 64% compared to the same period of 2020 (-62% versus 2019). In order to mitigate this impact, over 23% of last year’s first quarter passenger international ATKs were operated during this quarter in passenger freighter flights, resulting in over 540 passenger flights and about 30,000 cargo tons transported by LATAM’s cargo affiliates.

Other revenues totaled US$71.0 million in the first quarter of 2021, a decrease of 17.7% compared to the same period of last year. This year-over-year decrease is mainly due to a reduction of revenue from aircraft subleases and LATAM Travel, partially compensated by an increase in the recognition of the income recognized as part of the agreement with Delta.

Total operating expenses in the first quarter amounted to US$1,268.9 million, a 43.8% reduction compared to the same period of 2020, mainly due to the 61.5% reduction of the passenger operation and the results of efforts made to increase the variabilization of our costs. Changes in operating expenses were mainly explained by:

●	Wages and benefits decreased 42.3%, explained by a 32.0% decline in the average headcount during the quarter as compared with the previous year and a depreciation of the local currencies in the region.
●	Fuel costs declined 59.3%, resulting from a 49.8% decrease in total fuel consumption and a reduction of 17.0% of the fuel price (excluding hedge) during the quarter as compared with the same period last year. In addition, in the first quarter 2021, the Company recognized a US$0.9 million gain related to hedging contracts, which compares to US$14.3 million loss in the first quarter 2020.
●	Commissions to agents decreased 73.4% compared with the first quarter last year, in line with the significant decrease in passenger traffic.
●	Depreciation and amortization fell by 23.5% principally due to lower maintenance depreciation in line with lower operation levels during the quarter.
●	Other rental and landing fees decreased by 41.7%, mainly due to a decrease in aeronautical rates and ground handling operations derived from the reduction of the operation during this period.
●	Passenger service expenses decreased by 68.7% explained by an 58.4% decrease in the number of passengers carried.
●	Maintenance expenses increased by 9.1% year-over-year, despite reduced operations and associated maintenance in the period, explained by reversals of operating provisions recognized in the first quarter of 2020.
●	Other operating expenses decreased by US$152.7 million year-over-year, mainly as a result of a decline in other selling expenses and reservation systems stemming from a reduction in operations.

Non-operating results

●	Interest income amounted to US$7.5 million in the quarter, a 5.4% increase from last year mainly explained by an increase in interest accruing assets as part of the cash management of the company.
●	Interest expense increased 52.1% to US$193.6 million in the first quarter of 2021, from US$127.4 million in the same period of 2020. The company’s draw of DIP financing in the fourth quarter of 2020 increased the debt by US$1.15 billion and led to an increase of accrued interest of approximately US$61 million.
●	Under Other income (expense), the Company noted a US$108.7 million loss, compared with a US$1,896.5 million loss, mainly explained by a one-time goodwill impairment and anticipated loss related to fuel hedges during the first quarter of 2020.

Net loss in the first quarter amounted to US$430.9 million, compared with a loss of US$2,120.2 million in the same period of 2020, when the group had just begun to witness the impact of the COVID-19 pandemic in terms of the reduction of passenger demand, but had not yet been able to significantly reduce or variabilize its cost structure and was subject to several non-recurring, non-operational impacts, as was the case of the fleet impairment.

LIQUIDITY AND FINANCING

By the end of the quarter, the nominal value of LATAM’s financial debt amounted to US$7.6 billion, a US$25 million decrease compared to the previous quarter.

At the end of the first quarter 2021, LATAM reported US$1,330 million in cash and cash equivalents, including certain highly liquid investments accounted for as other current financial assets. The company made the first draw of US$1.15 billion of its US$2.45 billion in DIP financing in the fourth quarter of 2020, which represented half of the available funds on that date, thus bolstering liquidity. Additionally, LATAM has access to the remaining US$1.3 billion of the committed DIP financing.

Regarding hedging, the main objective of LATAM Airlines Group Hedge Policy is to protect medium term liquidity risk from fuel price increases, while benefiting from fuel price reductions by building option structures with a cap and a floor (3-ways collar and 4-ways collar). Accordingly, the Company hedges a portion of its estimated fuel consumption. Hedge positions per quarter for the next months are shown in the table below:

	2Q21	3Q21	4Q21	1Q22

Hedge positions
Estimated Fuel consumption hedged	11%	20%	18%	0%

CHAPTER 11 MILESTONES

On May 26, 2020 and in light of the effects of COVID-19 on the worldwide aviation industry, LATAM Airlines Group S.A. and its affiliates in Chile, Peru, Colombia, Ecuador and the United States (the Debtors) filed for voluntary protection under the U.S. Chapter 11 financial reorganization statute. This reorganization process provides LATAM with an opportunity to work with the group’s creditors and other stakeholders to reduce its debt, access new sources of financing and continue operating, while enabling the group to adapt its business to the new reality.

Numerous hearings have been held before the Honorable Judge Garrity at the United States Bankruptcy Court for the Southern District of New York (the US Court), wherein the debtors have requested authority to, among other things, continue to make ordinary course payments, continue to pay employee payroll and to reject prepetition contracts (including aircraft leasing contracts), which have all been approved by the US Court subject to certain limitations.

On July 9, 2020, LATAM Airlines Brazil, sought relief under the same voluntary reorganization Chapter 11 process as LATAM Airlines Group S.A. and its affiliates in Chile, Peru, Colombia, Ecuador and the United States, and thereby became a Debtor, in order to restructure its debt and effectively manage its aircraft fleet, while enabling operational continuity.

DIP Financing of US$2.45 billion was approved on September 19, 2020, and a first draw was made on October 8, 2020, for US$1.15 billion, which consisted of half of the available funds on that date.

On November 6, 2020, the Toesca Deuda Privada DIP LATAM Fund, which includes certain minority shareholders, committed to provide the remaining US$150 million of the US$2.45 billion facility.

The general deadline or bar date for creditors to file a proof of claim was set by the US Court for December 18, 2020. LATAM is currently in the process of reconciling those received claims.

Following the close of the Bar Date, the Debtors have continued the process of reconciling approximately 6,100 submitted claims and have developed procedures to streamline the claims process. The Company has already filed objections to a number of claims and anticipates continuing to do so in the coming months. Given the need to reconcile claims against the Company’s books and records and to resolve claims disputes through judicial decisions if required, the Company is not yet able to make a reliable estimate of the final claims pool, both in terms of the final number of claims and the value of such claims. Largely as a result of the then-current status of this process, the Company sought an extension of the exclusivity period for LATAM to file its Plan of Reorganization. The exclusivity set by the US Court for LATAM to file its Reorganization Plan was extended up to June 30, 2021 with a deadline for voting upon the Reorganization Plan of August 23, 2021. The Company’s exclusive period for filing the Reorganization Plan may be further extended subject to the US Court’s approval.

The Debtors have and will continue to periodically file with the US Court certain schedules and statements of financial affairs setting forth, among other things, the assets and liabilities of the Debtors (the “Statements and Schedules”). The Statements and Schedules are prepared according to the requirements of applicable bankruptcy law and are subject to further amendment or modification by the Debtors.

Although these materials provide the information required under the Bankruptcy Code and the Bankruptcy Court, they are nonetheless unaudited and prepared in a format different from the consolidated financial reports historically prepared by LATAM in accordance with IFRS (International Financial Reporting Standards). Certain information contained in the Statements and Schedules may be prepared on an unconsolidated basis. Accordingly, the substance and format of the Statements and Schedules may not allow meaningful comparison with LATAM’s regularly publicly disclosed consolidated financial statements. Moreover, the Statements and Schedules required and filed with the US Court are not prepared for the purpose of providing a basis for an investment decision relating to the Debtors’ securities, or claims against the Debtors, or for comparison with other financial information required to be reported under applicable securities law.

LATAM FLEET PLAN

Given the filing for voluntary reorganization and restructuring of its debt under Chapter 11 protection in the United States, LATAM is currently evaluating the adequate fleet needs for the following years.

CONFERENCE CALL

Given the filing for voluntary reorganization and restructuring of its debt under Chapter 11 protection in the United States, the Company will not be hosting a conference call after the results publication.

LATAM filed its quarterly financial statements for the three-month period ended March 31, 2021, with the Comisión para el Mercado Financiero of Chile on May 6, 2021. These financial statements will be available in Spanish and English languages at http://www.latamairlinesgroup.net.

About LATAM Airlines Group S.A.

LATAM Airlines Group is the leading airline group in Latin America, present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, as well as international operations within Latin America and to Europe, the United States and the Caribbean.

The Group has a fleet of Boeing 767, 777, 787, Airbus A350, A321, A320, A320neo and A319 aircraft.

LATAM Airlines Group’s shares are traded on the Santiago de Chile stock exchange and its ADRs are traded on the over-the-counter (OTC) markets in the United States.

For press inquiries, please write to comunicaciones.externas@latam.com. More financial information at www.latamairlinesgroup.net

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

LATAM Airlines Group S.A.

Consolidated Financial Results for the First Quarter 2021 (in thousands of US Dollars)

	For the three month period ended March 31
	2021	2020	% Change	2019	% Change

REVENUE
Passenger	496,979	2,013,702	-75.3%	2,167,982	-77.1%
Cargo	345,221	252,389	36.8%	263,496	31.0%
Other	70,964	86,234	-17.7%	93,790	-24.3%
TOTAL OPERATING REVENUE	913,164	2,352,325	-61.2%	2,525,268	-63.8%

EXPENSES
Wages and Benefits	-234,309	-406,115	-42.3%	-476,012	-50.8%
Aircraft Fuel	-265,603	-652,362	-59.3%	-746,551	-64.4%
Commissions to Agents	-14,954	-56,118	-73.4%	-54,066	-72.3%
Depreciation and Amortization	-293,209	-383,122	-23.5%	-351,644	-16.6%
Other Rental and Landing Fees	-166,209	-285,140	-41.7%	-322,821	-48.5%
Passenger Services	-15,790	-50,526	-68.7%	-64,246	-75.4%
Aircraft Maintenance	-102,455	-93,895	9.1%	-104,056	-1.5%
Other Operating Expenses	-176,368	-329,105	-46.4%	-323,750	-45.5%
TOTAL OPERATING EXPENSES	-1,268,897	-2,256,383	-43.8%	-2,443,146	-48.1%

OPERATING INCOME	-355,733	95,942	n.m.	82,122	n.m.
Operating Margin	-39.0%	4.1%	-43.0 pp	3.3%	-42.3 pp

Interest Income	7,469	7,088	5.4%	5,891	26.8%
Interest Expense	-193,647	-127,354	52.1%	-138,446	39.9%
Other Income (Expense)	-108,689	-1,896,501	-94.3%	6,877	-1680.5%

INCOME BEFORE TAXES AND MINORITY INTEREST	-650,600	-1,920,825	-66.1%	-43,556	1393.7%
Income Taxes	216,929	-202,676	-207.0%	-13,041	-1763.4%

INCOME BEFORE MINORITY INTEREST	-433,671	-2,123,501	-79.6%	-56,597	666.2%

Attributable to:
Shareholders	-430,867	-2,120,243	-79.7%	-60,074	617.2%
Minority Interest	-2,804	-3,258	-13.9%	3,477	-180.6%

NET INCOME	-430,867	-2,120,243	-79.7%	-60,074	617.2%
Net Margin	-47.2%	-90.1%	42.9 pp	-2.4%	-44.8 pp

Effective Tax Rate	-33.3%	10.6%	-43.9 pp	17.2%	-50.5 pp

EBITDA	-62,524	479,064	-113.1%	433,766	-114.4%
EBITDA Margin	-6.8%	20.4%	-27.2 pp.	17.2%	-24.0 pp.

LATAM Airlines Group S.A.

Consolidated Operational Statistics

	For the three month period ended
	March 31
	2021	2020	% Change	2019	% Change

System
Costs per ASK (US Cent)	9.3	6.4	46.0%	6.4	45.2%
Costs per ASK ex fuel (US Cents)	7.3	4.5	62.4%	4.5	63.3%
Fuel Gallons Consumed (millions)	143.9	286.5	-49.8%	322.2	-55.3%
Fuel Gallons Consumed per 1,000 ASKs	10.5	8.1	30.4%	8.5	23.9%
Fuel Price (with hedge) (US$ per gallon)	1.85	2.28	-18.9%	2.32	-20.3%
Fuel Price (without hedge) (US$ per gallon)	1.85	2.23	-17.0%	2.29	-19.2%
Average Trip Length (km)	1,218.3	1,629.3	-25.2%	1,759.6	-30.8%
Total Number of Employees (average)	28,943	42,571	-32.0%	40,925	-29.3%
Total Number of Employees (end of the period)	28,414	42,589	-33.3%	40,746	-30.3%

Passenger
ASKs (millions)	13,657	35,465	-61.5%	37,989	-64.1%
RPKs (millions)	8,945	28,763	-68.9%	31,979	-72.0%
Passengers Transported (thousands)	7,343	17,654	-58.4%	18,174	-59.6%
Load Factor (based on ASKs) %	65.5%	81.1%	-15.6 pp	84.2%	-18.7 pp
Yield based on RPKs (US Cents)	5.6	7.0	-20.6%	6.8	-18.3%
Revenues per ASK (US cents)	3.6	5.7	-35.9%	5.7	-36.2%

Cargo
ATKs (millions)	1,119	1,587	-29.5%	1,604	-30.2%
RTKs (millions)	731	832	-12.1%	899	-18.6%
Tons Transported (thousands)	192	226	-15.0%	215	-10.6%
Load Factor (based on ATKs) %	65.3%	52.5%	12.9 pp	56.0%	9.3 pp
Yield based on RTKs (US Cents)	47.2	30.3	55.6%	29.3	61.1%
Revenues per ATK (US Cents)	30.8	15.9	93.9%	16.4	88.1%

LATAM Airlines Group S.A.

Consolidated Balance Sheet (in thousands of US Dollars)

	As of March 31	As of December 31	As of December 31
	2021	2020	2019

Assets:

Cash, and cash equivalents	1,330,432	1,695,841	1,072,579
Other financial assets	57,554	50,250	499,504
Other non-financial assets	127,844	155,892	313,449
Trade and other accounts receivable	459,411	599,381	1,244,348
Accounts receivable from related entities	1,474	158	19,645
Inventories	297,409	323,574	354,232
Tax assets	36,863	42,320	29,321
Current assets other than assets and disposal groups held for sale	2,310,987	2,867,416	3,533,078
Non-current assets and disposal groups held for sale	230,357	276,122	485,150
Total current assets	2,541,344	3,143,538	4,018,228

Other financial assets	33,225	33,140	46,907
Other non-financial assets	124,194	126,782	204,928
Accounts receivable	5,113	4,986	4,725
Intangible assets other than goodwill	972,518	1,046,559	1,448,241
Goodwill	-	-	2,209,576
Tax assets	-	-	-
Deferred tax assets	781,308	564,816	235,583
Total non- current assets	12,339,831	12,506,552	17,069,578

Total assets	14,881,175	15,650,090	21,087,806

Liabilities and shareholders’ equity:

Other financial liabilities	3,809,249	3,055,730	1,885,660
Trade and other accounts payables	2,222,577	2,322,125	2,222,874
Accounts payable to related entities	12	812	56
Other provisions	23,770	23,774	5,206
Tax liabilities	1,552	656	11,925
Liabilities included in disposal groups classified as held for sale	-	-	-
Total current liabilities	8,007,846	7,491,888	6,960,942

Other financial liabilities	7,010,493	7,803,801	8,530,418
Accounts payable	683,659	651,600	619,110
Accounts payable to related entities	422,470	396,423	0
Other provisions	552,545	588,359	286,403
Deferred tax liabilities	356,523	384,280	616,803
Employee benefits	68,074	74,116	93,570
Other non-financial liabilities	654,749	702,008	851,383
Total non-current liabilities	9,748,513	10,600,587	10,997,687

Total liabilities	17,756,359	18,092,475	17,958,629

Share capital	3,146,265	3,146,265	3,146,265
Retained earnings	(4,624,482)	(4,193,615)	352,272
Treasury Shares	(178)	(178)	(178)
Other reserves	(1,388,131)	(1,388,185)	(367,577)
Equity attributable to the parent company’s equity holders	(2,866,526)	(2,435,713)	3,130,782
Minority interest	(8,658)	(6,672)	(1,605)

Total net equity	-2,875,184	-2,442,385	3,129,177

Total liabilities and equity	14,881,175	15,650,090	21,087,806

LATAM Airlines Group S.A.

Consolidated Statement of Cash Flow – Direct Method (in thousands of US Dollars)

	As of March 31, 2021	As of March 31, 2020	As of March 31, 2019

Cash flow from operating activities
Cash collections from operating activities
Proceeds from sales of goods and services	914,899	2,418,328	2,536,205
Other cash receipts from operating activities	16,517	25,492	27,027

Payments for operating activities
Payments to suppliers for goods and services	(817,439)	(1,702,826)	(1,739,695)
Payments to and on behalf of employees	(249,125)	(385,300)	(504,940)
Other payments for operating activities	(31,634)	(38,866)	(51,345)
Income Taxes refunded (paid)	(16,890)	(49,056)	(12,719)
Other cash inflows (outflows)	(15,636)	(86,436)	(27,988)

Net cash flows from operating activities	(199,308)	181,336	226,545

Cash flow used in investing activities
Amounts raised from sale of property, plant and equipment	-	64,941	274
Purchases of property, plant and equipment	(25,296)	(134,730)	(181,826)
Purchases of intangible assets	(9,044)	(13,956)	(18,504)
Interest Received	5,378	3,251	7,730
Other cash inflows (outflows)	(83)	(1,275)	(597)

Net cash flows used in investing activities	(29,127)	92,197	(288,522)

Cash flow from (used in) financing activities
Amounts raised from long-term loans	-	596,131	594,354
Amounts raised from short-term loans	-	254,668	-
Loans repayment	(18,241)	(392,555)	(306,081)
Payments of lease liabilities	(61,956)	(109,524)	(94,136)
Dividends paid	-	(571)	-
Interest paid	(41,187)	(121,864)	(100,919)
Other cash inflows (outflows)	(3,415)	(1,727)	27,246

Net cash flows from (used in) financing activities	(124,799)	224,558	120,464

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(353,234)	498,091	58,487
Effects of variations in the exchange rate on cash and equivalents	(12,175)	(59,872)	(15,803)
Net increase (decrease) in cash and cash equivalents	(365,409)	438,219	42,684

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,695,841	1,072,579	1,081,642

CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,330,432	1,510,798	1,124,326

LATAM Airlines Group S.A.

Consolidated Balance Sheet Indicators (in thousands of US Dollars)

	As of March 31	As of December 31	As of December 31
	2021	2020	2019

Total Assets	14,881,175	15,650,090	21,087,806
Total Liabilities	17,756,359	18,092,475	17,958,629
Total Equity*	-2,875,184	-2,442,385	3,129,177
Total Liabilities and Shareholders equity	14,881,175	15,650,090	21,087,806

Debt
Current and long term portion of loans from financial institutions	5,937,096	6,118,353	5,462,684
Current and long term portion of obligations under capital leases	1,885,082	1,614,501	1,730,843
Total Financial Debt	7,822,178	7,732,854	7,193,527
Lease liabilities	2,991,893	3,121,006	3,172,157
Total Gross Debt	10,814,071	10,853,860	10,365,684
Cash and cash equivalents	-1,330,852	-1,695,859	-1,459,248
Adjusted Net Debt	9,483,219	9,158,001	8,906,436

(*)	Note: Includes minority interest

LATAM Airlines Group S.A.

Main Financial Ratios

	As of March 31	As of December 31	As of December 31
	2021	2020	2019

Cash and Equivalents as % of LTM revenues	45.7%	39.0%	14.0%

Gross Debt (US$ thousands)	10,814,071	10,853,860	10,365,684
Gross Debt / EBITDA (LTM)	nm	nm	4.7

Net Debt (US$ thousands)	9,483,219	9,158,001	8,906,436
Net Debt / EBITDA (LTM)	nm	nm	4.0

LATAM Airlines Group S.A.

Consolidated Fleet

	As of March 31, 2021
	Operating leases on balance under IFRS16	Aircraft on Property, Plant & Equipment	Total

Passenger Aircraft
Airbus A319-100	7	37	44
Airbus A320-200	36	93	129
Airbus A320- Neo	6	6	12
Airbus A321-200	19	19	38
Airbus A350-900	7	4	11
Boeing 767-300 ER	-	17	17
Boeing 777-300 ER	6	4	10
Boeing 787-8	4	6	10
Boeing 787-9	10	2	12
TOTAL	95	188	283

Cargo Aircraft
Boeing 767-300F	1	10	11
TOTAL	1	10	11

TOTAL OPERATING FLEET	96	198	294

Subleases
Airbus A320-200	-	2	2
Boeing 767-300F	-	1	1

TOTAL FLEET	96	201	297